September 5, 2008
Via Fax and Overnight Mail
Ms. Jill Davis
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
Washington, D.C. 20549-7010

Re:	Global Industries, Ltd. Form 10-K for the Fiscal Year Ended December 31, 2007 Filed February 26, 2008 File No. 000-21086
Dear Ms. Davis:
It is my understanding that your office is preparing to render a decision regarding appropriateness of the Company’s utilization of the deferral method for drydocking costs. As we also understand that your decision is imminent, I am writing to summarize and emphasize the following key points, which we believe should be reiterated as you approach your conclusion:
•	The deferral method represents an acceptable, existing methodology and is the predominant method followed by other companies in our industry. This means that, should we be required to utilize another method (such as direct expense of one or more components) of accounting for these costs, the comparability of our operating results to that of our competitors that continue to utilize the deferral method will be directly impacted by such decision.
•	As it relates to the most appropriate manner in which to recognize costs in the periods that directly relate to the revenues resulting from those costs, we firmly believe that the deferral method represents the overall best existing and acceptable methodology. Specifically, and in relation to my immediately preceding comment, a direct expense approach for these costs would create significant, adverse volatility in the reporting periods that we incurred drydocking costs. Conversely, reporting periods that include operating revenues for applicable vessels subsequent to their last drydocking would bear no allocation of the costs of that project.
•	Regarding the specific cost component of steel replacement in our drydocking projects, we firmly believe that the accounting treatment of steel replacement in

Jill Davis
September 5, 2008

those projects is clearly consistent with all other cost categories captured for deferral and amortization treatment. Specifically, it is an activity and incurrence of cost that is a direct result of the requirements of the applicable regulatory agency with jurisdiction over the drydocking project and is not the result of routine maintenance or vessel damage. Compliance with such regulatory requirements is mandatory for our vessels to obtain certification to perform future operations. On the other hand, as we have previously stated, costs to replace steel due to vessel damage or for routine maintenance purposes (outside of a drydocking project) are expensed by the Company; which costs are consistently significant.
In closing, I want to personally assure you we consider that the Company has clearly accounted for and disclosed drydocking costs in the most appropriate manner. In order to further demonstrate our resolve and discuss any additional points on this matter, we will contact you on Monday to schedule an appointment to bring the appropriate Company personnel to your offices at your earliest convenience.

Sincerely,
/s/ B.K.Chin

B. K. Chin
Chairman of the Board and Chief Executive Officer Global Industries, Ltd.